                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                            TREND MICRO INCORPORATED
                                (Name of Issuer)


                     COMMON STOCK, par value (Yen)50 per share
                         (Title of Class of Securities)


                                   89486M 10 7

                                 (CUSIP Number)


                                  July 7, 1999
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                Page 1 of 5 Pages

-------------------------------------                                        -----------------------------------------
CUSIP No. 89486M 10 7                                  13G                   Page 2 of 5 Pages
-------------------------------------                                        -----------------------------------------

------------------------------------- -------------------------------------- -----------------------------------------
1         NAME OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Gainway Enterprises Limited
--------- ------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                             (a)  [ ]

                                                                                             (b)  [ ]
--------- ------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


--------- ------------------------------------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
                    BRITISH VIRGIN ISLANDS
--------- ------------------------------------------------------------------------------------------------------------
   NUMBER OF             5    SOLE VOTING POWER
                              6,597,000 shares of Common Stock
    SHARES

 BENEFICIALLY            6    SHARED VOTING POWER
                              NONE
   OWNED BY

     EACH                7    SOLE DISPOSITIVE POWER
                              6,597,000 shares of Common Stock
   REPORTING

  PERSON WITH            8    SHARED DISPOSITIVE POWER
                              NONE
--------- ------------------------------------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,597,000 shares of Common Stock
--------- ------------------------------------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                    [ ]
--------- ------------------------------------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          10.4%
--------- ------------------------------------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*
                    CO
--------- ------------------------------------------------------------------------------------------------------------

SCHEDULE 13G                                                   Page 3 of 5 Pages
GAINWAY ENTERPRISES LIMITED



ITEM 1.

     (a)   Name of Issuer:  Trend Micro Incorporated

     (b)   Address of Issuer's Principal Executive Offices:

           Odakyu Southern Tower, 10F
           2-1, Yoyogi 2-chome
           Shibuya-ku, Tokyo 151-8583, Japan

ITEM 2.

     (a)    Name of Person Filing:

            Gainway Enterprises Limited

     (b)    Address of Principal Business Office or, if none, Residence:

            P.O. Box 3151, Roadtown,
            Tortola, British Virgin Islands

     (c)   Citizenship:  British Virgin Islands

     (d)   Title of Class Securities:  Common Stock, par value (Yen)50 per share

     (e)   CUSIP Number:  89486M 10 7

ITEM 3.

     Not applicable.

ITEM 4.       OWNERSHIP

     (a)    Amount Beneficially Owned:

            6,597,000 shares of Common Stock

     (b) Percent of Class: 10.4% (based on the number of shares of Common Stock reported to be outstanding as of July 31, 1999 in the Issuer's Post-Effective Amendment No. 1 to Form F-1 Registration Statement filed on October 13, 1999)

     (c)    Number of shares as to which such person has:

                (i)   sole power to vote or to direct the vote:

                       6,597,000 shares of Common Stock

                (ii) shared power to vote or to direct the vote:

SCHEDULE 13G                                                   Page 4 of 5 Pages
GAINWAY ENTERPRISES LIMITED

                      None

                (iii) sole power to dispose or to direct the disposition of:

                       6,597,000 shares of Common Stock

                (iv) shared power to dispose or to direct the disposition of:

                      None

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     Not applicable.

ITEM 6.

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not Applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF THE GROUP

     Not applicable.

ITEM 10.      CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G                                                   Page 5 of 5 Pages
GAINWAY ENTERPRISES LIMITED



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  Date: February 14, 2000


                                                   /s/  LIAO HSUEH-HSUAN
                                                  ------------------------
                                                  Name: Liao Hsueh-Hsuan
                                                  Title: Director